

Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Deputy General Counsel

May 12, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 27, 2026, The Nasdaq Stock Market LLC (the "Exchange") received from Octave Intelligence plc (the "Registrant") a copy of the Registrant's application on Form 10-12(b)/A for the registration of the following security:

B Ordinary Shares

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 10-12(b)/A, and we hereby join in such request.

Sincerely,